                                                      --------------------------
                                                             OMB APPROVAL
                                                      --------------------------
                                                      OMB NUMBER:      3235-0145
                                                      EXPIRES: DECEMBER 31, 1997
                                                      ESTIMATED AVERAGE BURDEN
                                                      HOURS PER RESPONSE...14.90
                                                      --------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  1  )*
                                             ---

                                   Topro, Inc.
   --------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
   --------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  89078-G-10-4
   --------------------------------------------------------------------------
                                 (CUSIP Number)


   Donna A. Key, Esq. c/o Key & Mehringer, P.C., 555 17th Street, Suite 3405,
                            Denver, Colorado 80202
   --------------------------------------------------------------------------
    (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  May 28, 1997
   --------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person
     Social Security or I.R.S. Identification No. of above Person
     Jon Walker          &       Imogene Walker
     SS# ###-##-####             SS # ###-##-####


2.   Check the Appropriate Box If a Member of a Group
                                                                          / / A
                                                                          / / B
3.   Sec Use Only


4.   Source of Funds*


5.   Check box if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                                       / /

6.   Citizenship or Place of Organization
     US citizen

     Number of      7.  Sole Voting Power
       Shares                 -0-
    Beneficially
     Owned by       8.  Shared Voting Power
        Each                  -0-
     Reporting
       Person       9.  Sole Dispositive Power
        With                  -0-

                   10.  Shared Dispositive Power
                              -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
        -0- Reporting Persons sold all shares of Topro, Inc. Common Stock

12.  Check If the Aggregate Amount in Row (11) Excludes Certain Shares*   / /

13.  Percent of Class Representing by Amount in Row (11)
        -0-
14.  Type of Reporting Person*
        IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

CUSIP NO.  89078-G-10-4
Page: 3

ITEM 1.   SECURITY AND ISSUER

          Common Stock, $.0001 par value per share
          Topro, Inc.
          2525 West Evans Avenue
          Denver, Colorado 80219

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  The Reporting Persons are Jon Walker and Imogene Walker

     (b)  The mailing and business address of the Reporting Persons is:
          Jon Walker and Imogene Walker
          2830 Ferry Street
          Albany, OR 97321

     (c) Until May 30, 1997, Jon Walker was principally engaged as an officer and director of the issuer, Topro, Inc. located at 2525 West Evans Avenue, Denver, Colorado 80219. Thereafter, he is a consultant to the issuer.

     (d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Persons were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     (f) Both Reporting Persons, Jon Walker and Imogene Walker, are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Each Reporting Person acquired the securities through an exchange of shares with Topro, Inc. for the stock owned int he acquired corporation ACT, Inc.

ITEM 4    PURPOSE OF TRANSACTION

          The Reporting Persons sold all their shares of Topro, Inc. common stock or an aggregate of 929,432 shares and are no longer beneficial owners.

ITEM 5    INTEREST IN THE SECURITIES OF THE ISSUER

     (a) Prior to the sale of shares, the Reporting Persons beneficially owned 929,432 shares, representing approximately 7.9% of the Issuer's outstanding common stock as of that date. Subsequent to the sale, the Reporting Persons are no longer beneficial owners of Topro, Inc.'s common stock.

     (b) The Reporting Persons have no power to vote and dispose of any shares of common stock.

     (c) The Reporting Persons sold an aggregate of 929,432 shares, representing approximately 7.9% of the Issuer's common stock as of that date.

     (d) No other person has the right or the power to direct the receipt of dividends or the proceeds from the sale of the securities reported herein.

     (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on May 28, 1997.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

          None

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          None

SIGNATURE

     After reasonable inquiry and to be best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 1997                  /s/ Jon Walker
                                       --------------------------------
                                       Jon Walker



                                       /s/ Imogene Walker
                                       --------------------------------
                                       Imogene Walker

Attention: Intentional misstatements or omissions of fact constitute Federal
           Criminal violations (see 18 U.S.C. 1001)